UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of the REMAN refinery

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Rio de Janeiro, March 10, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/25/2021, concerning the sale process of Refinaria Isaac Sabbá (REMAN) to Ream Participações S.A., informs that the General Superintendence of the Administrative Council for Economic Defense (CADE) published on 03/08/2022 a dispatch declaring the Act of Concentration to be complex and ordering the execution of a few diligences.

The declaration of complexity is a procedural act defined in article 56 of Law 12.529/2011, allowing CADE to order the execution of complementary instruction, specifying the diligences to be carried out, and also allowing the competition authority to request, afterwards, if necessary, the extension of the deadline in up to 90 days, changing the deadline for the analysis of the operation from 240 to 330 days.

The diligences determined are related to the further analysis of the operation and its effects on the downstream refining markets and possible competitive impacts.

Petrobras will continue to collaborate with CADE in order to obtain the approval of the transaction within the legal deadline and will keep the market informed about any relevant decision.

In addition to the approval by CADE, the completion of the transaction is still subject to compliance with other usual preceding conditions.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer